--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            LITTLE SWITZERLAND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                   TSAC CORP.
                                 TIFFANY & CO.
                          TIFFANY & CO. INTERNATIONAL
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  537528-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               PATRICK B. DORSEY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                 TIFFANY & CO.
                               600 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 230-5320
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                 COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
                            ------------------------
                                    COPY TO:
                                STEVEN R. FINLEY
                          GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000
                            ------------------------
                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                    $26,143,709(1)                                          $2,405.22(2)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 10,893,212 shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., at a purchase price of $2.40 per Share, net to the seller in cash. Such number of Shares is based on information received from Little Switzerland, Inc. and assumes (i) 9,311,972 Shares outstanding (excluding Shares already held by Tiffany International) as of August 14, 2002 and (ii) the exercise of up to 1,524,500 options to purchase Shares and 56,740 warrants, on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:     N/A      FILING PARTY:   N/A
FORM OR REGISTRATION NO.:   N/A      DATE FILED:     N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------
  CUSIP No. 537528-10-1
-------------------------

----------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
    1         Tiffany International
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
              IRS Identification No. 06-112-1421
----------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                                    (a)  [
            ]
    2       (b)  [ ]
----------------------------------------------------------------------------------------------------------
              SEC USE ONLY
    3
----------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
              WC
----------------------------------------------------------------------------------------------------------
              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5         PURSUANT TO ITEMS 2(d) OR 2(e)                                                          [
            ]
----------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
    6
              Delaware
----------------------------------------------------------------------------------------------------------
                                                       SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                             7
                                                       0
                                         -----------------------------------------------------------------
                                                       SHARED VOTING POWER
                                             8
                                                       7,410,000
                                         -----------------------------------------------------------------
                                                       SOLE DISPOSITIVE POWER
                                             9
                                                       0
                                         -----------------------------------------------------------------
                                                       SHARED DISPOSITIVE POWER
                                             10
                                                       7,410,000
----------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11        PERSON
              7,410,000
----------------------------------------------------------------------------------------------------------
              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12        CERTAIN SHARES (SEE INSTRUCTIONS)  [ ]
----------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              44.3%
----------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
              CO
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
    1         Tiffany & Co.
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
              IRS Identification No. 13-322-8013
----------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                                    (a)  [
            ]
    2       (b)  [ ]
----------------------------------------------------------------------------------------------------------
              SEC USE ONLY
    3
----------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
              WC
----------------------------------------------------------------------------------------------------------
              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5         PURSUANT TO ITEMS 2(d) OR 2(e)                                                          [
            ]
----------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
    6
              Delaware
----------------------------------------------------------------------------------------------------------
                                                       SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                             7
                                                       0
                                         -----------------------------------------------------------------
                                                       SHARED VOTING POWER
                                             8
                                                       7,410,000
                                         -----------------------------------------------------------------
                                                       SOLE DISPOSITIVE POWER
                                             9
                                                       0
                                         -----------------------------------------------------------------
                                                       SHARED DISPOSITIVE POWER
                                             10
                                                       7,410,000
----------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11        PERSON
              7,410,000
----------------------------------------------------------------------------------------------------------
              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12        CERTAIN SHARES (SEE INSTRUCTIONS)  [ ]
----------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              44.3%
----------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
              HC, CO
----------------------------------------------------------------------------------------------------------

     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by Tiffany & Co., a Delaware corporation ("Tiffany"), Tiffany International, a Delaware corporation and wholly-owned subsidiary of Tiffany ("International"), and TSAC Corp., a Delaware corporation and a wholly-owned subsidiary of International ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., a Delaware corporation, at $2.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively.

     Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 1. SUMMARY TERM SHEET

     Reference is made to the information set forth in the Offer to Purchase under the heading "Summary Term Sheet," which hereby is incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a) The name of the Company is Little Switzerland, Inc. The address of its principal executive office is 161-B Crown Bay, St. Thomas, U.S. Virgin Islands 00802. The telephone number of the Company is (340) 776-2010.

     (b) The class of securities to which this statement relates is the common stock, par value $0.01 per share, of the Company. As of August 14, 2002, there were 16,721,972 Shares issued and outstanding, based on information received from Little Switzerland on August 14, 2002.

     (c) Reference is made to the information set forth in Section 6 of the Offer to Purchase, "Price Range of Shares; Dividends," which hereby is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Each of Tiffany, International and Purchaser is the filing person. Each person specified in Instruction C to Schedule TO is named on Schedule A to the Offer to Purchase, which Schedule hereby is incorporated by reference.

     (b) Reference is made to the information set forth in Section 8 of the Offer to Purchase, "Certain Information Concerning Tiffany & Co., International and Purchaser," which hereby is incorporated by reference.

     (c) Reference is made to the information set forth in Schedule A to the Offer to Purchase, which hereby is incorporated by reference.

ITEM 4.TERMS OF THE TRANSACTION

     Except as set forth below, reference is made to the entire Offer to Purchase, which is hereby incorporated by reference.

          (a)(ix) Inapplicable.

          (a)(x) Inapplicable.

          (a)(xi) Inapplicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) and (b) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors; Background of the Offer; Tiffany's Investment in Little Switzerland," "Special Factors; Tiffany Ownership and Operating Relationships with Little Switzerland," and "Special Factors; Certain Related Party Transactions," respectively, each of which is hereby incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, "Certain Information Concerning Tiffany & Co., International and Purchaser," which hereby is incorporated by reference. Reference also is made to the information set forth in Schedule B to the Offer to Purchase, which hereby is incorporated by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors; Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," which hereby is incorporated by reference.

     (c) Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors; Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," and in Section 14 of the Offer to Purchase "Certain Effects of the Offer," respectively, each of which hereby is incorporated by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Reference is made to the information set forth in Section 10 of the Offer to Purchase, "Source and Amount of Funds," which hereby is incorporated by reference.

     (b) Inapplicable.

     (d) Inapplicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors; Background of the Offer; Tiffany's Investment in Little Switzerland," "Special Factors; Tiffany Ownership and Operating Relationships with Little Switzerland," and "Special Factors; Certain Related Party Transactions," respectively, each of which is hereby incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, "Certain Information Concerning Tiffany & Co., International and Purchaser," which hereby is incorporated by reference. Reference also is made to the information set forth in Schedule B to the Offer to Purchase, which hereby is incorporated by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Reference is made to the information set forth in Section 15 of the Offer to Purchase, "Fees and Expenses," which hereby is incorporated by reference.

ITEM 10. FINANCIAL STATEMENTS

     (a) The financial statements of Tiffany, International and Purchaser are not material to the Offer.

     (b) The pro forma financial statements of Tiffany, International and Purchaser are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION

     (a) Reference is made to the information set forth in Section 13, "Certain Legal Matters"; and in Section 14, "Certain Effects of the Offer" of the Offer to Purchase, each of which hereby is incorporated by reference.

     (b) Reference is made to the entire Offer to Purchase, which hereby is incorporated by reference.

ITEM 12. EXHIBITS

  EXHIBIT                             DESCRIPTION
  -------                             -----------
(a)(1)(i)     Offer to Purchase dated August 15, 2002.
(a)(1)(ii)    Letter of Transmittal.
(a)(1)(iii)   Notice of Guaranteed Delivery.
(a)(1)(iv)    Letter from the Information Agent to Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)     Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(vii)   Summary Advertisement as published on August 15, 2002.
(a)(1)(viii)  Text of Press Release issued by Tiffany on August 12, 2002.
(b)           None.
(d)           Stock Purchase Agreement, dated August 12, 2002, by and
              between TSAC Corp., Seymour Holtzman, Jewelcor Management,
              Inc. and Steven Holtzman.
(g)           None.
(h)           None.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

     ITEM 2. SUBJECT COMPANY INFORMATION

          (d) Reference is made to the information set forth in Section 6, "Price Range of Shares; Dividends" of the Offer to Purchase, which hereby is incorporated by reference.

          (e) Inapplicable.

          (f) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors; Background of the Offer; Tiffany's Investment in Little Switzerland," "Special Factors; Tiffany Ownership and Operating Relationships with Little Switzerland" and "Special Factors; Certain Related Party Transactions," respectively, each of which is hereby incorporated by reference.

     ITEM 4. TERMS OF THE TRANSACTION

          (c) Inapplicable.

          (d) Reference is made to the information set forth in Section 9 of the Offer to Purchase, "Merger; Appraisal Rights; Rule 13e-3," which hereby is incorporated by reference.

          (e) None of Purchaser, Tiffany or International have made arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

          (f) Inapplicable.

     ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          (c) and (e) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors; Background of the Offer; Tiffany's Investment in Little Switzerland," "Special Factors; Tiffany Ownership and Operating Relationship with Little Switzerland" and "Special Factors; Certain Related Party Transactions," respectively, each of which is hereby incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, "Certain Information Concerning Tiffany & Co., International and Purchaser," which hereby is incorporated by reference. Reference also is made to the information set forth in Schedule B to the Offer to Purchase, which hereby is incorporated by reference.

     ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          (b) Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors; Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," and in
     Section 14 of the Offer to Purchase, "Certain Effects of the Offer," respectively, each of which hereby is incorporated by reference.

          (c)(8) Reference is made to the information set forth in Section 14 of the Offer to Purchase, "Certain Effects of the Offer," which hereby is incorporated by reference.

     ITEM 7.PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION

          Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors; Background of the Offer" and "Special Factors; Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," respectively, each of which hereby is incorporated by reference.

     ITEM 8.FAIRNESS OF THE GOING-PRIVATE TRANSACTION

          Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors; Purchaser's and Tiffany's Position Regarding the Fairness of the Offer and the Merger," which hereby is incorporated by reference. Reference also is made to the information set forth in Section 8 of the Offer to Purchase, "Certain Information Concerning Tiffany & Co., International and Purchaser," which hereby is incorporated by reference.

     ITEM 9.REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

          Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors; Report Of Lehman Brothers To Selected Members of Management Of Tiffany," which hereby is incorporated by reference.

     ITEM 10.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (c) Reference is made to the information set forth in Section 15 of the Offer to Purchase, "Fees and Expenses," which hereby is incorporated by reference.

     ITEM 12.THE SOLICITATION OR RECOMMENDATION

          (d) and (e) Reference is made to the information set forth in Section 7 of the Offer to Purchase, "Certain Information Concerning Little Switzerland," which hereby is incorporated by reference.

     ITEM 13.FINANCIAL STATEMENTS

          (a)(1) The audited consolidated financial statements of Little Switzerland, Inc. as of and for the fiscal years ended May 26, 2001 and May 27, 2000 are incorporated herein by reference to the

     Financial Statements and Supplementary Data section included as Item 8 to Little Switzerland, Inc.'s Annual Report on Form 10-K for the fiscal year ended May 26, 2001 filed with the SEC on September 10, 2001.

          (a)(2) The unaudited consolidated financial statements of Little Switzerland, Inc. for the three and nine month fiscal periods ended February 23, 2002 are incorporated herein by reference to Item 1 of Part I of Little Switzerland, Inc.'s Quarterly Report on Form 10-Q for the quarter ended February 23, 2002 filed with the SEC on April 9, 2002.

          (b) The pro forma financial statements of Little Switzerland, Inc. are not material to the offer.

     ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

          (b) None.

     ITEM 16. EXHIBITS

          (c) Report of Lehman Brothers Inc. to Selected Members of Management of Tiffany dated May 29, 2002.

          (f) Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TIFFANY & CO.

                                          By: /s/ PATRICK B. DORSEY
                                            ------------------------------------
                                              Name: Patrick B. Dorsey
                                              Title: Senior Vice President,
                                                     Secretary and
                                                     General Counsel

                                          TIFFANY & CO. INTERNATIONAL

                                          By: /s/ PATRICK B. DORSEY
                                            ------------------------------------
                                              Name: Patrick B. Dorsey
                                              Title: Vice President and
                                              Secretary

                                          TSAC CORP.

                                          By: /s/ PATRICK B. DORSEY
                                            ------------------------------------
                                              Name: Patrick B. Dorsey
                                              Title: Secretary and Treasurer

Dated: August 15, 2002

                                 EXHIBIT INDEX

  EXHIBIT                             DESCRIPTION
  -------                             -----------
(a)(1)(i)     Offer to Purchase dated August 15, 2002.
(a)(1)(ii)    Letter of Transmittal.
(a)(1)(iii)   Notice of Guaranteed Delivery.
(a)(1)(iv)    Letter from the Information Agent to Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)     Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(vii)   Summary Advertisement as published on August 15, 2002.
(a)(1)(viii)  Text of Press Release issued by Tiffany on August 12, 2002.
(b)           None.
(c)           Report of Lehman Brothers Inc. to Selected Members of
              Management of Tiffany dated May 29, 2002.
(d)           Stock Purchase Agreement, dated August 12, 2002, by and
              between TSAC Corp., Seymour Holtzman, Jewelcor Management,
              Inc. and Steven Holtzman.
(f)           Section 262 of the Delaware General Corporation Law
              (included as Schedule C of the Offer to Purchase filed
              herewith as Exhibit (a)(1)(i)).
(g)           None.
(h)           None.